EXHIBIT 99.1

MAG Silver Appoints Jim Mallory as Chief Sustainability Officer

VANCOUVER, British Columbia, Oct. 26, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to announce that Mr. W.J. (Jim) Mallory has joined the Company as Chief Sustainability Officer (“CSO”).

Jim has more than 44 years of experience in the mining industry, in both operations and management, with his last 23 years in sustainability and executive roles for Canadian resource corporations. Jim has supported Canadian mining companies with operations in Chile, Peru, Argentina and Bolivia, and most recently several exploration and mining operations in Mexico.

“The appointment of Jim as CSO highlights the priority we place on integrating our corporate and social responsibility objectives throughout MAG, working together with our partners at Juanicipio and supporting our exploration activities in Mexico and the United States,” commented George Paspalas, MAG’s President and CEO. “This new role on our senior management team will allow Jim to focus 100% of his efforts integrating sustainability goals into our business plans, ensuring our risk management processes, environmental excellence, health and safety performance, public and community relations, and human resources development plans advance as components of our corporate strategy.”

Jim commented, “I am very excited to be part of MAG and continue my lifelong career serving the mining industry, helping shape MAG’s commitment to integrating sustainability objectives; environmental, social, governance (“ESG”) processes; and disclosure strategies as key components of our business model.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the Operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where Juanicipio is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4 2021. Underground mine production of development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets both at Juanicipio and by MAG at the Deer Trail 100% earn-in project in Utah.

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:	(604) 630-1399	Website:	www.magsilver.com
Toll Free:	(866) 630-1399	Email:	info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to our ESG objectives and processes and other governance, disclosure and operational goals and Mr. Mallory’s role with respect to such matters. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in applicable laws, commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, environmental and health and safety risks and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com